Exhibit 4.34

CONFIDENTIAL

24 October 2024

Primech A & P Pte. Ltd.

(Entity No. 198801704H)

23 Ubi Crescent

Singapore 408579

Attention:	Sng Yew Jin
Director

(hereinafter referred to as “you” or the “Borrower”)

Dear Sirs

TERM LOAN BANKING FACILITY

We, The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “Bank”), refer to the facility letter dated 28 June 2022 (as the same may be revised, amended and/or supplemented from time to time) (the “Facility Letter”) in respect of the term loan facility specified therein (the “Facility”) made available to Primech A & P Pte. Ltd., and wish to advise the following revisions to the terms and conditions as set out in this supplemental facility letter (the “Supplemental Facility Letter”).

All terms and expressions defined in the Facility Letter shall bear the same meaning in this Supplemental Facility Letter, unless otherwise stated.

1.	Revision to Prepayment and Cancellation

Clause 10.1 of the Facility Letter shall be deleted in its entirety and replaced with the following:-

“10.1	Illegality

If it becomes unlawful for the Bank to perform any of its obligations as contemplated by this Facility Letter or to fund or maintain any Loan, the Bank shall notify the Borrower, and upon such notification, the Facility shall be immediately cancelled, and the Borrower shall repay each Loan on the last day of the interest period for that Loan occurring after the Bank’s notification or, if earlier, the date specified by the Bank in the notification (being no earlier than the last day of any applicable grace period permitted by law).”

Issued by The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (UEN S16FC0010A).

The Hongkong and Shanghai Banking Corporation Limited is incorporated in the Hong Kong SAR with limited liability.

Primech A & P Pte. Ltd.	Page 2 of 11
24 October 2024

2.	Revision to Security

2.1	Clause 11 of the Facility Letter shall be deleted in its entirety and replaced with the following:-

“11.	Security

All monies owing by the Borrower to the Bank shall be secured by the following:-

(a)	an existing all monies debenture over all present and future assets dated 31 October 2018 as amended and restated in 1 April 2021, provided by the Borrower;

(b)	an existing joint and several guarantee for an unlimited amount dated 24 August 2018, provided by the Personal Guarantors;

(c)	an existing corporate guarantee for an unlimited amount dated 31 March 2021 (the “Existing Guarantee”), provided by Sapphire Universe Holdings Limited; and

(d)	a fresh corporate guarantee for an unlimited amount (the “Fresh Guarantee”), to be provided by Primech Holdings Ltd. (the “Corporate Guarantor”),

(collectively, the “Security Documents” and each a “Security Document”).”

2.2	Accordingly, any reference(s) to the term “Corporate. Guarantor” in the Facility Letter shall be construed as a reference to “Primech Holdings Ltd.”, and vice versa.

2.3	Upon compliance with all the conditions in Clause 6.3 of this Supplemental Facility Letter, the Bank agrees to release and/or discharge the Existing Guarantee, subject to Clause 5.6 of the Existing Guarantee. In this regard, the Borrower shall on demand pay to the Bank and indemnify the Bank for all costs, expenses and fees incurred or charged by the Bank in connection with the release and/or discharge of the Existing Guarantee. The Existing Guarantee shall be retained at our office for record purposes.

Primech A & P Pte. Ltd.	Page 3 of 11
24 October 2024

3.	Revision to Representations and Warranties

Clauses 12(i), 12 (l) and 12(p) of the Facility Letter shall be deleted in their entirety and replaced with the following:-

“(i)	No default: no Event of Default is continuing or might reasonably be expected to result from the making of any Loan under the Facility, and no other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding upon it and/or the Guarantors or to which its and/or the Guarantors’ assets are subject which might have a materially adverse effect on its and/or the Guarantors’ business, operations, assets, condition (financial or otherwise) or prospects;

(l)	Sanctioned Entities: none of the Guarantor, the Borrower, any of their respective subsidiaries, any director or officer, or any employee, agent, or affiliate, of the Guarantor, the Borrower or any of their respective subsidiaries is an individual or entity (“Person”) that is, or is owned or controlled by Persons that are, (i) the subject of any sanctions administered or enforced by the US Department of the Treasury’s Office of Foreign Assets Control, the US Department of State, the United Nations Security Council, the European Union, HM Treasury, the Hong Kong Monetary Authority or the Monetary Authority of Singapore (collectively, the “Sanctions”), or (ii) located, organised or resident in a country or territory that is, or whose government is, the subject of Sanctions;

(p)	No proceedings pending or threatened: there are no litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency against it or the Guarantors, or as far as it is aware, threatened against it or the Guarantors which might have a materially adverse effect on its and/or the Guarantors’ business, operations, assets, condition (financial or otherwise) or prospects.”

4.	Revision to Undertakings

Clauses 13(h), 13(i) and 13(n) of the Facility Letter shall be deleted in their entirety and replaced with the following:-

“(h)	Provision of information: it shall and shall procure that the Guarantors provide promptly to the Bank (i) all documents dispatched by it to its shareholders (or any class of them) or its creditors generally, (ii) (if applicable) any announcement, notice or other document posted by it onto any electronic website maintained by any stock exchange, and/or (iii) any financial or other information that the Bank may from time to time, reasonably request;

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24 October 2024

(i)	Proceedings: it shall and shall procure that the Guarantors, upon becoming aware of them, provide to the. Bank the details of (i) any litigation, arbitration or administrative proceedings which are current, threatened or pending against it and/or the Guarantors, and/or (ii) any judgment or order of a court, arbitral body or agency made against it and/or the Guarantors;

(n)	Gearing Ratio: it shall at all times maintain a maximum gearing of 2.2 (Gearing is defined as the ratio of total bank debts to tangible net worth. Tangible net worth is defined as paid-up capital plus revenue reserves excluding intangibles);”

5.	Revisions to Events of Default

5.1	Clause 14.1(d) of the Facility Letter shall be deleted in its entirety and replaced with the. following:-

“(d)	Cross-default:

(i)	any Financial Indebtedness (as defined below) of the Borrower and/or the Guarantors is not paid when due nor within any originally applicable grace period;

(ii)	any Financial Indebtedness of the Borrower and/or the Guarantors is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described);

(iii)	any commitment for any Financial Indebtedness of the Borrower and/or the Guarantors is cancelled or suspended by a creditor of the Borrower or the Guarantors as a result of an event of default (however described); or

(iv)	any creditor of the Borrower and/or the Guarantors becomes entitled to declare any indebtedness of the Borrower or the Guarantors due and payable prior to its specified maturity as a result of an event of default (however described).

For the purposes of this Facility Letter, the term “Financial Indebtedness” means any indebtedness for or in respect of:-

(i)	moneys borrowed;

(ii)	any amount raised by acceptance under any acceptance credit facility;

(iii)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

Primech A & P Pte. Ltd.	Page 5 of 11
24 October 2024

(iv)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with generally accepted accounting principles in Singapore be treated as a balance sheet liability;

(v)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(vi)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(vii)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

(viii)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(ix)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (i) to (viii) above;”

5.2	The following clause shall be inserted as Clause 14.1(o) of the Facility Letter:-

“(o)	Ownership: the Borrower ceases to be a subsidiary within the meaning of Section 5 of the Companies Act 1967 of Singapore, of the Corporate Guarantor;”

6.	General

6.1	Save as revised or supplemented herein, all other provisions of the Facility Letter shall continue to apply and to remain in full force and effect.

6.2	This Supplemental Facility Letter is supplemental to the Facility Letter, and the Facility Letter and this Supplemental Facility Letter shall be read and construed as one document. Without prejudice to the generality of the foregoing, where the context so allows, references to the Facility Letter shall be read and construed as references to the Facility Letter as amended and supplemented by this Supplemental Facility Letter.

6.3	Please arrange for the following to be provided to the Bank within 21 days from the date of this Supplemental Facility Letter:-

(a)	the attached duplicate copy of this Supplemental Facility Letter with the form of acceptance thereon duly signed by the Borrower and the form of confirmation duly signed by the Guarantors;

Primech A & P Pte. Ltd.	Page 6 of 11
24 October 2024

(b)	the Fresh Guarantee and all other documents for the purpose of perfecting the Fresh Guarantee, duly executed by the Corporate Guarantor;

(c)	the resolutions of the Board of Directors of the Corporate Guarantor approving the execution of the Fresh Guarantee in favour of the Bank and the provision of any other documents required by the Bank;

(d)	a certified true copy of the constitutional documents as the Bank may require of the Corporate Guarantor; and

(e)	such other information and document as the Bank may require.

Yours faithfully

/s/ Lionel Wee	/s/ Nellie Chua
Lionel Wee	Nellie Chua
Vice President	Senior Vice President and Team Manager
Commercial Banking	Commercial Banking

Primech A & P Pte. Ltd.	Page 7 of 11
24 October 2024

To:	The Manager
The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch

ACCEPTANCE AND CONFIRMATION

We, Primech A & P Pte. Ltd., confirm our acceptance of the offer and all the revised terms and conditions contained in the attached supplemental facility letter dated 24 October 2024.

/s/ Ho Kin Wai		/s/ Sng Yew Jin
For and on behalf of
Primech A & P Pte. Ltd.

Name(s)	: Ho Kin Wai	Sng Yew Jin
Designation	: Director	Director
Date	: 30 October 2024

Primech A & P Pte. Ltd.	Page 8 of 11
24 October 2024

To:	The Manager
The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “Bank”)

GUARANTOR’S CONFIRMATION

I, Ho Kin Wai, confirm that:-

(a)	I consent to the terms and conditions as set out in the Bank’s facility letter dated 28 June 2022 (as the same may be revised, amended and/or supplemented from time to time) and the supplemental facility letter dated 24 October 2024 to Primech A & P Pte. Ltd.; and

(b)	I am and will be bound by the terms of the relevant security document(s) executed or to be executed by me in favour of the Bank, and that my obligations under the said security document(s) are and will remain in full force and effect.

/s/ Ho Kin Wai
Name	: Ho Kin Wai
Identification No.	: HJ2086123
Date	: 30 October 2024

Primech A & P Pte. Ltd.	Page 9 of 11
24 October 2024

To:	The Manager
The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “Bank”)

GUARANTOR’S CONFIRMATION

I, Kwek Jin Ngee, Vernon, confirm that:-

(a)	I consent to the terms and conditions as set out in the Bank’s facility letter dated 28 June 2022 (as the same may be revised, amended and/or supplemented from time to time) and the supplemental facility letter dated 24 October 2024 to Primech A & P Pte. Ltd.; and

(b)	I am and will be bound by the terms of the relevant security document(s) executed or to be executed by me in favour of the Bank, and that my obligations under the said security document(s) are and will remain in full force and effect.

/s/ Kwek Jin Ngee, Vernon
Name	: Kwek Jin Ngee, Vernon
Identification No.	: S7145417G
Date	: 30 October 2024

Primech A & P Pte. Ltd.	Page 10 of 11
24 October 2024

To:	The Manager
The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “Bank”)

GUARANTOR’S CONFIRMATION

I, Sng Yew Jin, confirm that:-

(a)	I consent to the terms and conditions as set out in the Bank’s facility letter dated 28 June 2022 (as the same may be revised, amended and/or supplemented from time to time) and the supplemental facility letter dated 24 October 2024 to Primech A & P Pte. Ltd.; and

(b)	I am and will be bound by the terms of the relevant security document(s) executed or to be executed by me in favour of the Bank, and that my obligations under the said security document(s) are and will remain in full force and effect.

/s/ Sng Yew Jin
Name	: Sng Yew Jin
Identification No.	: S0074972I
Date	: 30 October 2024

Primech A & P Pte. Ltd.	Page 11 of 11
24 October 2024

To:	The Manager
The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “Bank”)

GUARANTOR’S CONFIRMATION

We, Primech Holdings Ltd., confirm that:-

(a)	we consent to the terms and conditions as set out in the Bank’s facility letter dated 28 June 2022 (as the same may be revised, amended and/or supplemented from time to time) and the supplemental facility letter dated 24 October 2024 to Primech A & P Pte. Ltd.; and

(b)	we are and will be bound by the terms of the relevant security document(s) executed or to be executed by us in favour of the Bank, and that our obligations under the said security document(s) are and will remain in full force and effect.

/s/ Ho Kin Wai		/s/ Sng Yew Jin
For and on behalf of
Primech Holdings Ltd. (Entity No. 202042000N)

Name	: Ho Kin Wai	Sng Yew Jin
Designation	: Director	Director
Date	: 30 October 2024